Exhibit 12.1

	Three months ended March 31, 2014	Year ended December 31,

		2013	2012	2011	2010	2009

Earnings
Pretax income (loss)	1,863	32,615	32,056	9,145	(3,919)	42,818
Fixed charges	8,142	18,846	21,178	20,564	24,353	24,747
Capitalized interest	0	0	0	0	(525)	(523)

Earnings	10,005	51,461	53,234	29,709	19,909	67,042

Fixed charges
Interest expense	4,792	17,460	19,928	19,463	22,722	21,116
Capitalized interest	0	0	0	0	525	523
Amortization of deferred financing costs	3,350	1,386	1,250	1,101	1,106	3,108

Fixed charges	8,142	18,846	21,178	20,564	24,353	24,747

Ratio of Earnings to Fixed Charges	1.23	2.73	2.51	1.44	0.82	2.71
Deficiency of Earnings					4,444